September 27, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dillon Hagius

Re: Olaplex Holdings, Inc.

Registration Statement on Form S-1

File No. 333-259116

Acceleration Request

Requested Date: September 29, 2021

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Olaplex Holdings, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on September 29, 2021, or at such later time as the Company or its outside counsel, Ropes & Gray LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that between September 20, 2021 through the date hereof we have distributed approximately 2,400 copies of the Company’s preliminary prospectus dated September 20, 2021 to underwriters, dealers, institutional investors and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Ryan Cunn
Name: Ryan Cunn
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Jaclyn Berkley
Name: Jaclyn Berkley
Title: Executive Director

MORGAN STANLEY & CO. LLC

By:	s/ Akanksha Agarwal
Name: Akanksha Agarwal
Title: Executive Director

[Signature Page to Underwriters’ Acceleration Request]